Exhibit 99.2

T: 312.782.1581

F: 312.782.2096

February 4, 2015

Brian M. Sullivan

CTPartners Executive Search Inc.

Chairman and CEO

1166 Avenue of the Americas, 3rd Floor

New York, NY 10036

Dear Brian:

It was a pleasure speaking with you. On behalf of DHR International, Inc. (“DHR International”), I am pleased to submit this confidential, non-binding proposal to acquire 100% of the equity of CTPartners Executive Search Inc. (“CTPartners”).

As we discussed yesterday, DHR International believes a combination between CTPartners and DHR International would result in significant strategic benefits, including complementary service offerings and an enhanced geographic footprint, as well as cost related synergies. We expect that this enhanced geographic reach and additional menu of services would allow CTPartners consultants to expand their practices to a degree not be possible if CTPartners were to remain a standalone company.

DHR International is one of the largest retained executive search firms in the world with 51 locations providing global executive search service across Asia, Europe, North America and South America. DHR International’s renowned consultants specialize in all industries and functions to provide unparalleled senior-level executive search, management assessment and succession planning services tailored to the unique qualities and specifications of our select client base. Over our 25 year history, DHR International has grown both organically and through strategic acquisitions. We have a proven track record of identifying, acquiring and integrating strategic acquisitions, which provides us with the flexibility to move quickly and to structure acquisition transactions in a thoughtful manner designed to achieve optimal results for both parties.

Based on our preliminary review of publicly available information, we would be willing to pay $7.00 per share to acquire 100% of the equity of CTPartners, which represents a premium of approximately 26% to yesterday’s closing price and 70% to the average share price over the prior 30 days. Upon access to and completion of due diligence, we would anticipate providing a final cash purchase price. DHR International has secured preliminary financing for the proposed transaction based upon materials provided to date.

We are enthusiastic about the prospect of further exploring a transaction with CTPartners and are prepared to move expeditiously to complete due diligence. Assuming that we are granted a two week exclusivity period, we anticipate completing our due diligence within such exclusivity period. Upon being granted exclusivity, our senior management also is prepared to instruct our lawyers to draft and deliver a definitive agreement.

DHR International    |    Asia Pacific    |    Australia    |    Europe    |    Middle East & Africa    |    North America    |    South America     |    www.dhrinternational.com

This proposal may not be disclosed to any third party without DHR International’s consent and no legally binding obligation with respect to a transaction on the part of DHR International or any other party will exist unless and until definitive agreements are executed and delivered by the parties.

We look forward to hearing from you about next steps and working with you to explore a potential transaction between our two companies. In the meantime, we stand ready to provide further clarification or to answer any question you have regarding this preliminary proposal. In this regard, please feel free to call me at (312) 775-1909. Because of the current situation that CTPartners is facing and the opportunities that we are seeing at this time, we believe that speed is of the essence and very much would appreciate a speedy reply.

Sincerely,

/s/ Geoffrey D. Hoffmann
Geoffrey D. Hoffmann
Chief Executive Officer

DHR International    |    Asia Pacific    |    Australia    |    Europe    |    Middle East & Africa    |    North America    |    South America     |    www.dhrinternational.com